Exhibit 1
17th October, 2006
The New York Stock Exchange,
11, Wall Street,
New York,
NY 10005
USA
Dear Sir,
Sub: Change in Directorship
We wish to inform you that Mr. Bobby Parikh has resigned from the Board of Directors of the Bank with effect from the close of business hours on17th October, 2006.
We also wish to inform you that Mr. Gautam Divan and Mr.C.M. Vasudev have been appointed as additional Directors of the Bank.
Mr. Gautam Divan is a chartered accountant by profession and in an expert in accountancy and taxation and has wide experience in structuring overseas investments.
Mr. C.M. Vasudev formerly belonged to the Indian Administrative Services cadre and retired as Secretary, Ministry of Finance, Government of India. He has been on the Boards of various banks and has worked on various assignments with the Ministry of Finance.
In view of the change in directorships, the Audit and Compliance Committee has been reconstituted. The present members of the Audit & Compliance Committee are as follows:
1)	Mr. Arvind Pande
2)	Mr. Ashim Samanta
3)	Dr. V.R.Gadwal
4)	Mr. Gautam Divan
5)	Mr. C.M. Vasudev
This is for your information and records.
Thanking you,
Yours faithfully,
For HDFC Bank Limited
Sanjay Dongre
Vice- President (Legal) &
Company Secretary